FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For April 2, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

Interim Consolidated Financial Statements for the Nine Months Ended February 28, 2009;

2.

Management Discussion and Analysis Of Results of Operations and Financial Condition for period ended February 28, 2009;

3.

CEO Certification of Interim Filings; and

4.

CFO Certification of Interim Filings

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  April 2, 2009

By:

“Richard Fifer”

     (Name)

Its:

President and Chief Executive Officer

      (Title)

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended February 28, 2009 and Nine Months Ended January 31, 2008

(Unaudited – Prepared by Management)

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

(the “Company”)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Unaudited, expressed in Canadian Dollars) (See Note 1 Nature of Operations and Going Concern Uncertainty)

	February 28, 2009	May 31, 2008
ASSETS (Note 11)
Current
Cash and cash equivalents (Note 3)	$8,986,182	$12,775,606
Receivables	128,686	448,270
Inventory	1,993,678	-
Prepaid expenses	1,460,386	308,456
Total current assets	12,568,932	13,532,332
Restricted cash (Note 6)	845,976	666,288
Investment in Petaquilla Copper Ltd. (Note 5)	-	9,452,421
Deposit on equipment and construction material	1,436,358	-
Property and equipment	16,644,832	16,681,830
Mineral properties (Note 4)	99,547,603	67,149,615
Total assets	131,043,701	$107,482,486

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank overdraft	$-	$2,087,820
Operating credit line facility (Note 7)	8,112,011	3,849,974
Accounts payable and accrued liabilities	8,773,599	8,444,198
Current portion of deferred services and materials (Note 9)	191,540	247,343
Current portion of obligation under capital leases (Note 10)	2,859,488	2,162,289
Current portion of long-term debt (Note 8)	338,221	433,621
Total current liabilities	20,274,859	17,225,245
Deferred services and materials (Note 9)	3,973,199	3,980,203
Asset retirement obligations (Note 19)	5,829,783	4,308,083
Senior secured notes (Note 11)	60,336,777	26,630,004
Long-term debt (Note 8)	-	161,625
Obligations under capital leases (Note 10)	2,660,359	3,968,591
Total liabilities	93,074,977	56,273,751
Commitments and contingencies (Notes 17 and 21)
Shareholders' equity
Share capital (Note 12)
Authorized
Unlimited common shares and preferred shares without par value (Note 12)
Issued and outstanding
96,040,121 (May 31, 2008 – 95,958,641) common shares	105,865,153	105,858,083
Warrants (Notes 12 and 14)	13,911,643	12,976,997
Treasury shares, at cost
44,200 (May 31, 2008 – 44,200) common shares	(166,981)	(166,981)
Contributed surplus (Note 12)	16,303,162	16,406,018
Deficit	(97,944,253)	(83,865,382)
Total shareholders’ equity	37,968,724	51,208,735
Total liabilities and shareholders’ equity	$131,043,701	$107,482,486

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT
(Unaudited, expressed in Canadian Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	February 28, 2009	January 31, 2008	February 28, 2009	January 31, 2008

EXPENSES
Accounting and legal	$750,122	$156,732	$1,642,951	$713,870
Accretion of asset retirement obligation	102,328	84,250	282,806	252,750
Amortization	101,390	-	283,096	787,387
Consulting fees	225,561	264,719	326,990	731,806
Debt issuance costs	-	-	4,419,474	-
Exploration costs	175,322		175,322	-
Filing fees	17,213	2,902	127,073	53,811
Investor relations and shareholder information	516,706	343,131	855,868	804,117
Office administration	734,199	382,912	1,255,872	2,187,605
Rent	61,943	28,256	138,249	142,352
Stock-based compensation	(636,549)	780,263	113,837	5,084,956
Travel	318,164	309,438	934,789	810,922
Wages and benefits	1,300,909	485,537	2,847,599	1,488,211
Total expenses	(3,667,308)	(2,838,140)	(13,403,926)	(13,057,787)

OTHER INCOME (EXPENSE)
Foreign exchange gain (loss)	(1,952,027)	396,748	(9,714,026)	1,762,135
Gain on sale of Petaquilla Copper Ltd. shares	-	4,697,182	35,564,723	4,697,182
Interest income	32,184	45,735	181,359	103,922
Interest on long-term debt	(12,870)	-	(36,658)	-
Asset usage fees	(697)	(241,745)	(4,808)	159,881
Power and drilling services	52,510	79,406	143,655	79,406
Loss from equity investment	-	(1,244,830)	(1,901,051)	(3,810,029)
Gain on dilution of equity investment	-	4,654,852	1,804,750	13,124,981
Loss on senior secured notes	(8,562,202)	-	(26,712,889)	-
Transfer of human resources	-	4,587,320	-	4,587,320
Total other income (expenses)	(10,443,102)	12,974,668	(674,945)	20,704,798
Net (loss) income and comprehensive (loss) income for the period	(14,110,410)	10,136,528	(14,078,871)	7,647,011

Deficit, beginning of period	(83,833,843)	(82,010,599)	(83,865,382)	(79,521,082)

Deficit, end of period	$(97,944,253)	$(71,874,071)	$(97,944,253)	$(71,874,071)

Basic (loss) earnings per share	$(0.15)	$0.11	$(0.15)	$0.08

Fully diluted (loss) earnings per share	$(0.15)	$0.10	$(0.15)	$0.08

Weighted average number of common shares outstanding - basic	96,040,121	94,421,734	96,012,535	92,391,989

Weighted average number of common shares outstanding - diluted	96,040,121	102,437,459	96,012,535	99,688,598

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

PETAQUILLA MINERALS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, expressed in Canadian Dollars)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	February 28, 2009	January 31, 2008	February 28, 2009	January 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the period	$(14,110,410)	$10,136,528	($14,078,871)	$7,647,011
Items not affecting cash:
Accretion of asset retirement obligations	102,328	84,250	282,806	252,750
Amortization	101,390	-	283,096	787,387
Gain on dilution of equity investment	-	(4,654,852)	(1,804,750)	(13,124,981)
Loss from equity investment	-	1,244,830	1,901,051	3,810,029
Stock-based compensation	(636,549)	780,263	113,837	5,084,956
Loss on senior secured notes	8,562,202	-	26,712,889	-
Debt issuance costs	-	-	4,419,474	-
Foreign exchange (gain) loss on restricted cash	(20,645)	(57,325)	(179,688)	-
Gain on sale of Petaquilla Copper Ltd. shares	-	(4,697,182)	(35,564,723)	(4,697,182)
Unrealized foreign exchange loss	3,619,418	-	11,316,509	-
Changes in non-cash working capital items:
(Increase) decrease in receivables	(87,438)	(184,463)	319,584	(194,805)
(Increase) decrease in prepaid expenses	(918,003)	(1,577,023)	(1,151,930)	(2,520,053)
Prepaid services and materials	(52,510)	-	(143,655)	-
(Decrease) increase in accounts payable and accrued liabilities	682,294	(3,190,136)	875,656	(2,528,870)
Net cash used in operating activities	(2,757,923)	(2,115,110)	(6,698,715)	(5,483,758)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from exercise of warrants and options	-	625,409	-	1,068,979
Proceeds from issuance of capital stock	-	2,959,161	40,995	12,095,805
Advances from Petaquilla Copper Ltd	-	187,715	-	9,861,742
Share issuance costs	-	(422,745)	-	(676,438)
Repayment of bank overdraft	-	-	(2,087,820)	-
Proceeds from senior secured notes	-	-	49,581,000	-
Redemption of senior secured notes	-	-	(44,920,843)	-
Proceeds from capital leases	-	691,872	-	8,893,297
Prepaid interest on senior secured notes	-	-	(7,437,150)	-
Repayment of capital leases	(655,845)	(198,124)	(1,773,274)	(490,924)
Debt issuance costs	-	-	(4,419,474)	-
Repayment of long-term debt	(163,208)	(58,898)	(379,055)	(445,743)
Net cash provided by financing activities	(819,053)	3,784,390	(11,395,621)	30,306,718
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(571,927)	(7,025,349)	(1,802,448)	(15,745,389)
Investment in mineral properties	(9,673,485)	(2,346,309)	(28,880,203)	(15,756,089)
Deposits for equipment and construction material	-	-	(1,436,358)	-
Power and drilling services	-	-	-	4,387,705
Transfer of intellectual property	-	4,587,320	-	4,587,320
Proceeds from sale of Petaquilla Copper Ltd shares	-	-	44,920,843	-
Redemption (purchase) of performance bond and restricted cash	-	-	-	863,226
Net cash used in investing activities	(10,245,412)	(4,784,338)	12,801,834	(21,663,227)
Impact of exchange rate changes on cash and cash equivalents	(3,211,564)	-	1,503,078	-
Change in cash and cash equivalents	(17,033,952)	(3,115,058)	(3,789,424)	(3,159,733)
Cash and cash equivalents, beginning of period	26,020,134	6,940,081	12,775,606	665,290
Cash and cash equivalents, end of period	$8,986,182	$3,825,023	$8,986,182	$3,825,023
Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

1.

NATURE OF OPERATIONS AND GOING CONCERN UNCERTAINTY

Petaquilla Minerals Ltd. (“PTQ” or the “Company”) was incorporated in the Province of British Columbia.  The Company’s main focus is the commissioning of the Molejon Project and the exploration of its 659 square kilometre concessions surrounding the Petaquilla concession located in the District of Donoso, Province of Colon, Panama.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves.  The recoverability of the amounts shown for mineral properties is dependent upon the ability of the Company to obtain the necessary financing to complete the exploration and development and upon future profitable production or proceeds from the disposition of properties.  The Company will have to raise additional funds to complete the development phase of its programs and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

The amounts shown as mineral properties represent costs to date and do not necessarily represent present or future values. Changes in future conditions could require material write-downs of the carrying amounts of the mineral properties.

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, except that they do not contain all disclosures as required for annual financial statements.  The interim consolidated financial statements have been prepared following the same accounting policies as for the consolidated financial statements for the year ended May 31, 2008 except as noted.  Accordingly, they should be read in conjunction with the 2008 consolidated financial statements and the notes thereto.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Petaquilla Minerals, S.A. (a Panama corporation), Adrian Resources (BVI) Ltd. (a British Virgin Island corporation), Petaquilla Gold, S.A. (a Panama corporation), Aqua Azure S.A. (a Panama corporation), Petaquilla Hidro, S.A. (a Panama corporation), its 51% interest in Petaquilla Infraestructura, S.A. (“PQI”) formerly Petaquilla Power and Water, S.A. (“PPW”) (a Panama corporation) and Petaquilla Infraestructura, (BVI) Ltd. (a British Virgin Island corporation). The Company proportionately consolidates its 69% interest in a joint venture investment, Compania Minera Belencillo, S.A. (“Belencillo”) (a Panama corporation).

All inter-company transactions and balances have been eliminated upon consolidation.

Inventory

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value.  Production cost includes the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mineral properties.  Materials and supplies.inventory is valued at net realizable value.  Net realizable value is determined based on current replacement cost.

Adoption of new accounting policies

On June 1, 2008, the Company adopted new accounting standards related to general standards of financial statement presentation, capital disclosure and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”). The new CICA standards are as follows:

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Section 1400, General Standards of Financial Statement Presentation

This Section specifies the requirements for assessing an entity’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt on its ability to continue as a going concern.  The Company’s disclosure reflects such assessment.

Section 1535, Capital Disclosures

This Section specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about these objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance.  Disclosure requirements pertaining to this Section are contained in note 18.

Section 3862, Financial Instruments – Disclosures

Section 3863, Financial Instruments – Presentation

These Sections replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks. Disclosure requirements pertaining to this section are contained in note 18.

Accounting Policies to be Implemented Effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”).  Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.  Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2010.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011.  The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

Also the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests.  As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

3.

CASH AND CASH EQUIVALENTS

	February 28, 2009	May 31, 2008
Cash and cash equivalents consist of:
Cash	$2,259,902	$6,357,871
Term deposits	6,726,280	6,417,735
	$8,986,182	$12,775,606

4.

MINERAL PROPERTIES

	February 28, 2009	May 31, 2008

Molejon property	$99,498,731	$67,100,743
Other	48,872	48,872
	$99,547,603	$67,149,615

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama.  The project forms part of the Petaquilla Concession.  In June 2005, the shareholders of Minera Petaquilla S.A. (“Minera Petaquilla”) (formerly a joint venture investment) agreed to separate the gold deposit and other precious metal mineral deposits that might be developed within the Petaquilla Concession from the copper mineral deposits within the Petaquilla Concession.  The agreement provides for the Company, through Petaquilla Gold, S.A., to own a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 1% - 5% Net Smelter Return, based on the future gold price at the time of production, payable to the former joint venture partners as to 35.135% and 64.865% respectively.

A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill commenced in July of 2007.

5.

INVESTMENT IN PETAQUILLA COPPER LTD.

During the period ended April 30, 2007, the shareholders of the Company voted in favour of the April 21, 2006 proposed Plan of Arrangement.  During the same period, Supreme Court approval in the Province of British Columbia was obtained for the Plan of Arrangement.

The result of the Plan of Arrangement was that each shareholder of the Company received one share of Petaquilla Copper Ltd. (“Copper”), a private company.  Each shareholder continued to hold one share of the Company and one share of Copper, for each one share of the Company held on the effective date of the Plan of Arrangement.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

5.

INVESTMENT IN PETAQUILLA COPPER LTD.  (continued)

The Effective Date of the Plan of Arrangement was October 18, 2006 whereby each holder of the common shares of the Company on October 17, 2006 was entitled to receive one common share of Copper for each common share of the Company held.

According to the terms of the Plan of Arrangement, the Company transferred title to Copper of its wholly-owned subsidiary, Georecursos International S.A., the holder of the 52% interest in the Ley Petaquilla concession lands. The Company would retain 100% ownership of the gold and precious metal deposits within the Petaquilla Concession as well as all the other concession lands adjacent to the Petaquilla Concession.

The Company initially owned 22,233,634 of the issued shares of Copper at a cost of $500,000.  Subsequent to the Plan of Arrangement, the Company has accounted for Copper on an equity basis. Under the equity method, the Company records the percentage of net income (loss) that would be attributed to the investment by adjusting the carrying value of the investment.  If the percentage of loss from the investee is greater than carrying cost, the amount is not reduced beyond the full carrying value.  Dilution gains arise whenever Copper issues equity at a price greater than the carrying value of the equity investment.

On September 19, 2008, the Company disposed of its 20,418,565 common shares of Copper to a wholly-owned subsidiary of Inmet Mining Corporation at a price of $2.20 per common share, for proceeds for $44,921,043. The Company did not incur any transaction costs in disposing of the shares.

6.

RESTRICTED CASH

The Company deposited $31,603 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs.  The Company has pledged as security for financings (Note 8) a term deposit in the amount of $508,920 (US$ 400,000).  The Company is required to post a performance bond to comply with Environmental law, article 112 in Panama, the Company has posted a term deposit for $254,460 (US$ 200,000) as a guarantee.  Also, the Company posted a term deposit for $50,892 (US$ 40,000) for a performance bond with the Ministry of Commerce and Trade in Panama.  Interest rates on these deposits range from 0% to 4.875%.

7.

OPERATING CREDIT LINE FACILITY

The Company has an operating credit line facility with BBVA up to a maximum of $17,022,807 (US$ 13,379,554) (May 31 2008 – $13,301,952 (US$ 13,379,554)). The facility is drawdown, reduced and converted to a capital lease once the purchase of assets is complete.  The facility has a fixed rate of 9% on $14,018,782 (US$ 11,018,456) (May 31, 2008 – $10,954,549 (US$ 11,018,456)) and fixed rate of 6% on $3,004,025 (US$ 2,361,098) (May 31, 2008 – $2,347,403 (US$ 2,361,098)).  The facility is secured by the assets purchased under the facility and is registered with the Public Registry of the Republic of Panama.

8.

LONG-TERM DEBT

During the period ended April 30, 2007, the Company arranged a bank loan of $486,528 (US$ 382,400) to acquire road and mine site equipment.  The loan is repayable in 36 equal monthly instalments of $14,939 (US$ 11,742) commencing in May 2006 and bears interest at an annual rate of 5.625%.  Collateral for this loan is comprised of a pledge of a fixed first charge on the purchased equipment and a $318,075 (US$ 250,000) renewable term deposit.

During the period ended April 30, 2007, the Company arranged a bank loan of $100,270 (US$ 78,810) to acquire vehicles to be used for the mine site.  The loan is repayable in 36 equal monthly instalments of $3,188 (US$ 2,506) commencing in May 2006 and bears interest at an annual rate of 9.25%.  Collateral for this loan is comprised of a fixed first charge on the purchased equipment.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

8.

LONG-TERM DEBT (continued)

During the period ended April 30, 2007, the Company arranged a bank loan of $293,545 (US$ 230,720) to acquire additional road and mine site equipment.  The loan is repayable in 36 monthly instalments of $9,472 (US $7,445) commencing in October 2006 and bears interest at an annual rate of 9.00%.  Collateral for this loan is comprised of a first charge on the purchased equipment.

During the period ended April 30, 2007, the Company arranged a bank loan of $713,506 (US $560,800) to acquire additional road and mine site equipment.  The loan is repayable in 36 monthly instalments of $23,022 (US $18,095) commencing in January 2007 and bears interest at an annual rate of 9.25%. Collateral for this loan is comprised of a pledge of a first charge on the purchased equipment and a $190,845 (US $150,000) renewable term deposit.

During the period ended April 30, 2007, the Company arranged a bank loan of $31,171 (US $24,500) to acquire a vehicle to be used for the mine site.  The loan is repayable in 36 monthly instalments of $1,009 (US $793) commencing in January 2007 and bears interest at an annual rate of 9.25%.  Collateral for this loan is comprised of a first charge on the purchased vehicle.

The following table summarizes the loans outstanding as at February 28, 2009 and May 31, 2008:

	February 28, 2009	May 31, 2008

Long-term debt
Equipment loan #1	$65,013	$125,053
Vehicle loan #1	8,936	27,978
Equipment loan #2	30,781	110,984
Equipment loan #3	223,663	317,324
Vehicle loan #2	9,827	13,907
	338,221	595,246

Less: current portion	(338,221)	(433,621)
	$-	$161,625

Anticipated long-term debt principal repayments are as follows:

2009	$130,124
2010	208,097
$338,221

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

9.

DEFERRED SERVICES AND MATERIALS TO BE PROVIDED TO IMN RESOURCES INC.

On September 30, 2007, Petaquilla Gold, S.A. (“Gold”), a subsidiary of the Company entered into a Service Agreement with Minera Panama S.A. (“MPSA”) (formerly Petaquilla Copper, S.A.) to provide electric generation, aggregate for construction and the rental of a drill machine (collectively, the “services”) for a 3-year period.  In return for receiving certain benefits and assurances, payment for services was assumed and prepaid by IMN Resources Inc. (“IMN”) (formerly Petaquilla Copper Ltd.) in the amount of $4,387,705 (US $4,404,000) as per the following table, which details MPSA’s minimum needs:

	Minimum		Estimated Cost		Estimated Cost	Estimated cost for
Service/Supply	Requirement		per Unit		per Month	3-year contract

Electric Generation	350,000	kw hr/month	$0.19	USD/kw.hr	$66,254	$2,385,142

Aggregate for construction, including transportation to site	100,000	yd3	$16.5	USD/yd3	-	1,643,895

Rental of LF 70 Drill Machine	-		-		9,963	358,668
Total prepaid services						$4,387,705
Balance at February 28, 2009						$4,164,739
Current portion						191,540
Non-current portion						$3,973,199

10.

CAPITAL LEASE OBLIGATIONS

The Company entered into two capital lease arrangements with Banco Bilbao Vizcaya Argentaria (Panama) S.A. (“BBVA”) for the purchase of equipment to advance the Molejon project into production.

The equipment includes but is not restricted to: ball mills, a Metso crushing plant, cranes and an aggregate crushing plant.

As a condition of the lease, the equipment will serve as collateral throughout the amortization period and will be registered with the Public Registry of the Republic of Panama.  Further, MPSA has pledged a term deposit in the amount of $3,004,025 (US$ 2,361,098) (May 31, 2008 - $2,347,403 (US$ 2,361,098)) as additional security.

Future minimum lease payments on the capital lease obligation are as follows:

	February 28, 2009	May 31, 2008
2009	$810,499	$2,648,121
2010	3,241,995	2,648,121
2011	1,993,600	1,674,278
	6,046,095	6,970,520
Less imputed interest of 9%	(526,248)	(839,640)
Total	5,519,847	6,130,880
Current obligation	2,859,488	2,162,289
Long- term obligation	$2,660,359	$3 ,968,591

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

11.

SENIOR SECURED NOTES

	February 28, 2009	May 31, 2008
US$ 60 Million Senior Secured Notes	$60,336,777	$26,630,004

As at February 28, 2009, the Company has issued $55,940,008 (US$43,967,624) (May 31, 2008 - $31,746,900 (US$32,250,000)) of its US$60 million senior secured notes (“Notes”).  The Notes bear interest at an annual rate of 15%.  The Notes will mature five years from date of issuance at 120% of the principal.  The Company has the right to redeem the Notes at any time at 120% of the principal amount plus any accrued or unpaid interest on the Notes.  If the Notes are redeemed within one year of issuance, all prepaid interest is forfeited.  After 24 months from the date of issuance of the Notes (May 21, 2010 – 16,877.202 Notes and July 9, 2010 – 27,090.422 Notes), holders of the Notes shall have the right to cause the Company to purchase all of the Notes then outstanding at a price equal to the sum of (a) 120% of the principal amount of such Notes to be purchased and (b) accrued and unpaid interest on the principal amount of the Notes.  On an annual basis, the Note holders can cause the Company to redeem Notes equal to 35% of Distributable Cash.  Distributable cash flow is defined as cash available after:

a)

satisfaction of the Company’s debt obligations (principal and interest);

b)

satisfaction of the Company’s general and administration expenses, capital expenditures and other expense obligations;

c)

deduction for income tax obligations; and

d)

retaining reasonable working capital or other reserves

Reasonable working capital and other reserves are to be defined mutually between the company and the Note holders. As of February 28, 2009 none of these has been defined.

The Company initially issued 60,000 Notes.  Each Note was issued with 382 share purchase warrants.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.

The warrants are subject to a weighted average anti-dilution price protection with a floor equivalent to CDN $ 2.15. On September 30, 2008 the Company redeemed 36,032.376 Notes at 120% of their principal value for a total payment of $55,012,791 (US$ 43,238,852).

On October 1, 2008, the Company issued an additional 20,000 Notes under the US$60 Million senior secured notes indenture for net proceeds of $20,197,709 (US$ 15,874,958).  These Notes contain the same terms and conditions as the previous issue under the indenture with the exception of the 382 share purchase warrants.  These Notes did not include any warrants.

The Notes have been accounted for in accordance with HB 3855 “Financial Instruments – Recognition and Measurement”, HB 3862 “Financial Instruments – Disclosure” and HB 3863 “Financial Instruments – Presentation”. Under this guidance, the Company valued the liability component of the Notes and assigned the difference to the warrants.  On the valuation date, the value of the Notes was calculated to be $58,487,339 (US$ 58,474,937) and the amount allocated to the warrants $ 1,525,386 (US$ 1,525,063).  Prepaid interest of $8,993,685 (US$ 9,000,000) was applied as a reduction of the Notes.  The liability component was calculated using a discount rate of 26.65% and a maturity date of two years from issue. The senior secured notes contain embedded derivatives as a result of the call and put options.  The Company is unable to fair value the embedded derivatives component separately and thus has classified the combined contract as a financial liability that is held for trading.   At February 28, 2009, the Notes have been adjusted to their fair market value of $60,336,777 using a discount rate of $20.58%.

During the nine months ended February 28, 2009 the Company had incurred $4,704,153 (US$ 4,136,246) (nine month period ended January 31, 2008 – Nil) in financing costs.  These costs were expensed in the period in which they were incurred in accordance with the Company’s accounting policy.

The Notes are guaranteed, on a joint and several basis, by all the assets of the Company and of the Company’s subsidiaries.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

12.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS

At February 28, 2009, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value.  The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

	Number		Contributed
	of Common Shares	Amount	Surplus	Warrants
Issued

Balance as at April 30, 2007	89,876,951	$91,596,035	$12,073,149	$10,706,498
Non-brokered private placement, net of finders’ fees (a)	4,552,412	10,918,342	-	1,327,463
Exercise of stock options	1,055,883	3,110,114	(2,026,487)	-
Exercise of warrants	373,395	1,153,659	-	(578,617)
Share issue relating to legal settlement	100,000	261,000	-	-
Stock-based compensation	-	-	6,359,356	-
Senior secured notes warrants	-	-	-	808,327
Share issuance costs	-	(1,181,067)	-	713,326

Balance as at May 31, 2008	95,958,641	$105,858,083	$16,406,018	$12,976,997

Exercise of stock options	81,480	224,657	(183,662)
Stock-based compensation	-	-	80,806	-
Senior secured notes finders warrants cost	-	(217,587)	-	217,587
Senior secured notes warrants	-	-	-	717,059
Balance as at February 28, 2009	96,040,121	$105,865,153	$16,303,162	$13,911,643

In May 2007, the Company closed a non-brokered private placement comprising 1,387,879 units at $2.00 per unit and 24,033 units at $2.02 per unit for gross proceeds of $2,824,305.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The share purchase warrants are subject to an accelerated expiry provision that, if the volume weighted average trading price of the common shares of the Company as traded on the Toronto Stock Exchange exceeds $7.00 per share for at least 30 consecutive trading days, the Company shall have the right, exercisable within 30 days thereafter, to give notice to each warrant holder requiring the exercising of the warrants within a 30 day period.  If the Company exercises such right, the warrant will, if not exercised by the warrant holder in accordance with their terms and conditions, expire at the end of such 30 day period. The securities issued under this private placement were subject to a four-month and a day resale restriction that expired on September 10, 2007.  The fair value of the warrants issued on this private placement is $291,274.

In October 2007, the Company closed the first tranche of the non-brokered private placement announced in October 2007 comprising 2,093,500 units at $3.00 per unit for gross proceeds of $6,280,500.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $222,375 and agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants is $52,584.

In December 2007, the Company closed the second tranche of the non-brokered private placement announced in October 2007 comprising 339,000 units at $3.00 per unit for gross proceeds of $1,017,000.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

12.

SHARE CAPITAL, WARRANTS AND CONTRIBUTED SURPLUS (continued)

The Company paid $43,500 and agreed to issue 12,500 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the finders’ warrants is $8,304.

In January 2008, the Company closed the third tranche of the non-brokered private placement announced in October 2007 comprising 708,000 units at $3.00 per unit for gross proceeds of $2,124,000.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $105,000 and agreed to issue 35,000 share purchase warrants as finders’ fees in connection with part of the private placement. The fair value of the finders’ warrants is $22,957.

In May 2008, the Company closed the first tranche of its senior secured notes issuing 32,250 units for gross proceeds of US$ 32,250,000. Each unit of US$ 1,000 consists of one Note and a warrant to purchase 382 common shares.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15. The Notes will mature at 120% of the principal amount.  The Notes also carry 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company agreed to issue 492,780 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants is $629,481.

In June 2008, the Company closed the second tranche of its senior secured notes issuing 10,000 units for gross proceeds of US$ 10,000,000.  Each unit of US$ 1,000 consists of one Note and a warrant to purchase 382 common shares. Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15. The Notes will mature at 120% of the principal amount.  The Notes also carry 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company agreed to issue 152,800 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants is $104,760.

In July 2008, the Company closed the third tranche of its senior secured notes issuing 27,750 units for gross proceeds of US$ 27,750,000.  Each unit of US$ 1,000 consists of one Note and a warrant to purchase 382 common shares.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15. The Notes will mature at 120% of the principal amount.  The Notes also carry 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company agreed to issue 271,220 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants is $112,820.

13.

STOCK OPTIONS

During the period ended April 30, 2007, the Company received approval for its stock option plan (the “New Plan”) which authorizes the board of directors to grant incentive stock options to directors, officers and employees.  The New Plan was amended on November 18, 2008 to increase the maximum number of shares reserved for issuance under the Company’s Plan to 10,700,000 from 10,000,000.

Prior to the Plan of Arrangement taking effect, and in order to create unallocated options to be granted in the future to new employees, officers and directors, the existing optionees were asked to voluntarily reduce the number of shares under option to each of them to 60% of the number of shares held under the option on the day before the Effective Date (“October 18, 2006”) of the Plan of Arrangement. All of the optionees agreed to this arrangement except for an option holder holding 675,000 options who elected to retain the number of options held under the existing grants.  Each revised option outstanding would enable the option holder to receive one share of the Company and one share of Copper upon exercising.  For example, when an optionee prior to the Effective Date held an option to purchase 100,000 shares of the Company, that optionee after the Effective Date would hold an option to purchase 60,000 shares of the Company and 60,000 shares of Copper.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

13.

STOCK OPTIONS (continued)

The modification of stock options as a result of the Plan of Arrangement resulted in no incremental stock-based compensation expense to recognize.

The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.  The exercise price of the options will be determined by the five day volume weighted average price of the Company’s shares prior to the date of the grant.  Options granted must be exercised no later than 10 years after the date of grant or such lesser period as may be determined by the Board.  The Board may, at its discretion in any granting of an option, set a vesting period whereby the option may only be exercisable in pre-determined instalments. Stock option transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at January 31, 2006	6,031,200	0.53

Granted (re: Plan of Arrangement)	3,730,000	1.14
Granted	6,139,543	2.02
Exercised	(5,247,813)	0.59
Expired	(400,000)	1.24
Forfeited	(493,400)	0.98
Forfeited	(20,000)	2.01
Voluntary reduction	(1,623,763)	0.91

Balance at April 30, 2007	8,115,767	1.76

Granted	1,375,000	1.16
Exercised	(1,055,883)	0.53
Cancelled	(319,750)	2.49

Balance at May 31, 2008	8,115,134	1.83

Granted	1,270,000	0.89
Exercised	(81,480)	0.50
Cancelled	(780,301)	2.14
Forfeited	(150,000)	2.25

Balance at February 28, 2009	8,373,353	1.66

Number of stock options exercisable	7,014,603	$1.76

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

13.

STOCK OPTIONS (continued)

As at February 28, 2009, the following stock options were outstanding as follows:

Number of Shares
Outstanding	Exercise Price	Expiry Date

30,000	0.26	April 25, 2010
193,800	0.26	July 11, 2010
919,200	0.54	February 1, 2011
96,000	0.89	April 27, 2011
4,826,853	2.01	January 15, 2012
200,000	2.22	June 12, 2012
500,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
50,000	2.54	July 23, 2012
37,500	2.70	February 4, 2013
100,000	2.80	February 11, 2013
400,000	1.96	May 5, 2013
60,000	1.25	September 1, 2013
410,000	0.56	November 18, 2013
300,000	0.52	December 1, 2013
200,000	0.39	January 5, 2014

8,373,353

Total stock-based compensation expense recognized for the fair value of stock options granted, vested and approved by the directors during the nine months ended February 28, 2009 was $66,800 (nine months ended January 31, 2008 - $5,602,495).

Stock-based compensation expense charged to mineral property costs amounted to $(33,031) for the nine months ended February 28, 2009 (nine months ended January 31, 2008 – $ 517,539).

These financial statements include the stock-based compensation costs associated with the exchange of options and warrants in connection with the Plan of Arrangement, and the options and warrants issued to Copper in respect thereof.

The Company issued 1,270,000 stock options during the nine months ended February 28, 2009 with a weighted average fair value of $0.47.  The weighted average fair value of stock options granted during the nine months ended January 31, 2008 is $1.77.  The fair value of stock options was determined using the Black-Scholes options pricing model with the following weighted average assumptions:

	Nine Months ended	Nine Months ended
	February 28, 2008	January 31, 2008

Risk-free interest	2.49%	4.63%
Expected dividend yield	-	-
Expected stock price volatility	66%	91%
Expected option life in years	5 years	5 years

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

14.

SHARE PURCHASE WARRANTS

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price

Balance at January 31, 2006	4,982,835	1.20/1.44

Issued	9,798,000	1.54
Exercised	(4,982,835)	1.20

Balance at April 30, 2007	9,798,000	1.54

Issued	15,210,110	2.49
Exercised	(373,395)	1.54

Balance at May 31, 2008	24,634,715	2.13

Issued	11,024,520	2.30

Balance at February 28, 2009	35,659,235	$2.18

On October 17, 2006, the Company issued share purchase warrants in connection with the non-brokered private placement which closed during the period.  Each warrant entitles the holder to purchase an additional common share of the Company for a period of five years at a price of $3.00 per share.  In addition, the Company agreed to issue 398,000 finders’ warrants, each finder’s warrant entitling the holder to purchase one additional common share of the Company at an exercise price of $3.00 per share for a period of five years.

On the Effective Date of the Plan of Arrangement, the warrant holders received:

a.

one share purchase warrant of the Company (a “PTQ Warrant”), where each PTQ Warrant entitles the holder to purchase one common share of the Company for a period of five years; and

b.

one share purchase warrant (a “Copper Warrant”), where each Copper Warrant entitles the holder to purchase one common share of Copper for a period of five years.

Until such time as Copper had been listed on a recognized Canadian stock exchange (the “Copper Listing Date”), the Copper Warrant and the PTQ Warrant had to be exercised together.  From and after the first five trading days after the Copper Listing Date, the warrants be exercised separately, and in that event, the respective exercise prices of the PTQ Warrants and the Copper Warrants will be based on $3.00 multiplied by the ratio of the five day volume weighted average price of each of the PTQ and Copper shares during the first five trading days for Copper.

The PTQ Warrants were subject to a hold period that expired on February 18, 2007.  The Copper shares and Copper Warrants were subject to resale restrictions until such time that Copper became a reporting issuer or another exemption from resale restrictions is available.  The PTQ common shares were freely tradable following the Effective Date.

On December 31, 2007, Copper commenced trading on the Toronto Stock Exchange.  The respective exercise prices of the PTQ Warrants and the Copper Warrants have been determined to be $1.54 and $1.46 based on $3.00 multiplied by the ratio of the five day weighted average price of each of the PTQ and Copper shares during the first five trading days of Copper.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

14.

SHARE PURCHASE WARRANTS (continued)

On May 10, 2007, the Company closed a non-brokered private placement comprising 1,387,879 units at $2.00 per unit, and 24,033 units at $2.02 per unit for gross proceeds of $2,824,305.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement (See Note 14).  The fair value of the warrants issued on this private placement is $291,274.

In October 2007, the Company closed a non-brokered private placement comprising 2,093,500 units at $3.00 per unit for gross proceeds of $6,280,500.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $222,375 and agreed to issue 74,125 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the warrants issued on this tranche of the private placement is $720,134. The fair value of the finders’ warrants is $52,584.

In December 2007, the Company closed the second tranche of the non-brokered private placement announced in October 2007 comprising 339,000 units at $3.00 per unit for gross proceeds of $1,017,000.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $43,500 and agreed to issue 12,500 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the warrants issued on this tranche of the private placement is $103,549.  The fair value of the finders’ warrants is $8,304.

In January 2008, the Company closed the third tranche of the non-brokered private placement announced in October 2007 comprising 708,000 units at $3.00 per unit for gross proceeds of $2,124,000.  Each unit consists of one common share and one-half of one common share purchase warrant, with each whole warrant exercisable into a common share at a price of $3.50 per share for a period of two years following closing of the private placement.  The Company paid $105,000 and agreed to issue 35,000 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the warrants issued on this tranche of the private placement is $212,504.  The fair value of the finders’ warrants is $22,957.

In May 2008, the Company closed the first tranche of its senior secured notes issuing 32,250 units for gross proceeds of US$ 32,250,000.  Each unit of US$ 1,000 consists of one Note and a warrant to purchase 382 common shares.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15. The Notes will mature at 120% of the principal amount.  The Notes also carry 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company paid $1,612,500 and agreed to issue 492,780 share purchase warrants as finders’ fees in connection with part of the private placement.  The fair value of the finders’ warrants is $629,481.

In June 2008, the Company closed the second tranche of its senior secured notes issuing 10,000 units for gross proceeds of US$ 10,000,000.  Each unit of US$ 1,000 consists of one Note and a warrant to purchase 382 common shares.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15. The Notes will mature at 120% of the principal amount.  The Notes also carry 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company agreed to issue 152,800 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants is $104,760.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

14.

SHARE PURCHASE WARRANTS (continued)

In July 2008, the Company closed the first tranche of its senior secured notes issuing 27,750 units for gross proceeds of US$ 27,750,000.  Each unit of US$ 1,000 consists of one Note and a warrant to purchase 382 common shares.  Each warrant entitles the holder to purchase one common share at CDN $2.30 for a period of five years from the date of purchase.  The warrant is subject to a weighted average anti-dilution price protection with a floor equivalent to $2.15. The Notes will mature at 120% of the principal amount.  The Notes also carry 15% interest of which the first year’s interest is prepaid at the date the funds were received.  The Company agreed to issue 271,220 share purchase warrants as finders’ fees in connection with this tranche of the private placement.  The fair value of the finders’ warrants is $112,820.

The weighted average fair value of the finders’ warrants issued was estimated to be approximately $0.24 and $0.71 for the nine months ended February 28, 2009 and the nine months ended January 31, 2008, respectively, by using the Black-Scholes options pricing model with the following assumptions:

	Nine Months ended	Nine Months ended
	February 28, 2008	January 31, 2008

Risk-free interest	3.29%	4.08%
Expected dividend yield	-	-
Expected stock price volatility	43%	50.71%
Expected option life in years	5.00 years	2.00 years

15.

RELATED PARTY TRANSACTIONS

During the nine months ended February 28, 2009, PTQ had the following transactions with related parties:

a)

The Company paid legal fees of $200,928 (nine months ended January 31, 2008 - $53,258), financing costs of $120,664 (nine months ended January 31, 2008 - $nil) and share issue costs of $nil (nine months ended January 31, 2008 - $163,635) to a law firm controlled by an officer.

b)

The Company paid consulting fees of $3,500 (nine months ended January 31, 2008 - $61,943) to companies controlled by a director, a former director and a former officer.

c)

The Company paid wages and benefits of $174,235 (nine months ended January 31, 2008 - $139,191) to companies controlled by a director, a former director and an officer.

d)

The Company paid for goods and services of $91,749 (nine months ended January 31, 2008 - nil) to a company controlled by an officer.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

16.

 SEGMENT INFORMATION

The Company has one operating segment being the exploration of resource properties.  The Company has not earned revenues from any projects.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

17.

COMMITMENTS

	Less than 1	2-3 Years	4-5 Years	More than 5
	Year			Years
Office lease	$66,240	$66,240	Nil	Nil
Capital expenditure commitment	$600,733	Nil	Nil	Nil
Equipment lease	$2,859,488	$2,660,359	Nil	Nil
Senior secured notes	Nil	$77,197,210	Nil	Nil
Operating credit line facility	$8,112,011	Nil	Nil	Nil
Long-term debt	$338,221	Nil	Nil	Nil
Asset retirement obligation	Nil	Nil	Nil	$7,920,068

During the period ended April 30, 2007, the Company entered into a five-year lease for office premises at an estimated annual cost of $66,240 commencing September 1, 2006.

18.

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks.  These risks may include credit risk, liquidity risk, currency risk, and interest rate risk.  Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

The Company's financial instruments consist of cash and cash equivalents, receivables, restricted cash, operating credit line facility, accounts payable, long-term debt, and the amount payable to IMN.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of these financial instruments

The Company’s senior secured notes are measured on initial recognition using the residual method (see Note 11). Subsequent fair value measurement is based on a discounted cash flow model using a discount rate of 20.58% and a maturity date of two years from issue.

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable.  The Company has reduced its credit risk by investing its cash and cash equivalents and restricted cash in term deposits with financial institutions that operate globally.  Also, as the majority of its receivables are with the governments of Canada in the form of sales tax and, the credit risk is minimal.  Therefore, the Company is not exposed to significant credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

18.

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

Liquidity risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due.  The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company has historically relied on issuance of shares, senior secured debt and leasing arrangements to develop the project and may require doing so again in the future. Under the US$ 60 Million senior secured notes indenture, the Company can issue an additional 16,032.376 Notes for gross proceeds of $20,397,992 (US$ 16,032,376).

On an annual basis the Company may be required to pay 35% of its distributable cash as defined in its senior secured notes indenture (Note 11).

Market risk

(i)

Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: United States dollar denominated cash and cash equivalents, restricted cash, accounts receivable, operating credit line facility, accounts payable, leases, long-term debt and senior secured notes. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at February 28, 2009
	10% Increase in the	10% decrease in the
	United States Dollar	United States Dollar
(Decrease) increase in net earnings	$(5,235,875)	$5,235,875
(Decrease) increase in other comprehensive (loss) income	-	-
Comprehensive (loss) income	$(5,235,875)	$5,235,875

(ii)

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  Cash and cash equivalents and restricted cash bear interest at fixed rates.

Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing.

The operating credit line facility, leases, long-term debt and senior secured notes bear interest at a fixed rate and are also not exposed to interest rate risk.

(c) Capital Management

The Company’s objectives of capital management are intended to safeguard the entity's ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 8), leases (Note10) and senior secured notes (Note 11) and equity attributable to common shareholders, comprising of issued capital, contributed surplus and deficit.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.  The Company has historically relied on issuance of shares, senior secured debt and leasing arrangements to develop the project and may require doing so again in the future.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

18.

FINANCIAL INSTRUMENTS AND CAPITAL MANAGEMENT (continued)

The Company is monitoring market conditions to secure the funding at the lowest cost of capital.  The Company is exposed to various funding and market risks which could curtail its access to funds.

19.

ASSET RETIREMENT OBLIGATIONS

The Company’s asset retirement obligations relate to site-restoration and clean-up costs for its Molejon gold project located in Panama.

A reconciliation of the provision for asset retirement obligations is as follows:
Balance at May 31, 2008	$4,308,083
Accretion	282,789
Foreign exchange loss on remeasurement	1,238,911
Balance at February 28, 2009	$5,829,783

The provision for asset retirement obligations is based upon the following assumptions:

a)

The total undiscounted cash flow required to settle the obligation is approximately $7,920,068 (US$ 6,225,000);

b)

Asset retirement obligation payments are expected to occur during fiscal years 2014 and 2015;

c)

A credit adjusted risk-free rate of 7.65% has been used to discount cash flows.

20.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended	Three months ended	Nine months ended	Nine months ended
	February 28, 2009	January 31, 2008	February 28, 2009	January 31, 2008
Non-cash investing and financing activities
Property and equipment acquired through credit line facility	$464,402	$-	$2,536,553	$-
Shares returned to Copper in settlement of account payable	-	5,608,564	-	5,608,564
Mineral properties incurred through payables	-	5,268,620	-	5,268,620
Property and equipment incurred through payables	-	137,227	-	137,227
Deferred services and materials financed by a reduction in amounts payable to Petaquilla Copper Ltd.	-	-	-	4,387,705
Stock-based compensation capitalized to mineral properties	(54,929)	517,539	(33,031)	517,539
Interest paid in cash	264,555	-	8,308,173	-
Income taxes paid in cash	-	-	-	-

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

21.

CONTINGENCIES

(a)

On November 13, 2008 the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution purporting to fine the Company and its present and former affiliates US$ 1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional US$ 934,695 for damages.  On November 26, 2008, ANAM by Resolution approved the Company’s Environmental Impact Study (“EIS”) Category III for the Molejon Gold Project.  The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production.   Based on the approval of the EIS and other issues, the Company filed for reconsideration by ANAM to have the fines reduced to nil.  The outcome of the reconsideration and the amount, if any, that may ultimately be payable by the Company cannot be determined.  Should the Company be unsuccessful in having the fines reduced to nil, the Company intends to pursue other legal means available to it to have these fines reduced to nil.

In January 2009, the Company was advised that ANAM has not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil.  The Company has been advised by Panama counsel that there are several grounds on which the validity of the November 13 Resolution can be challenged.  The Company is currently assessing the situation to determine what action, if any, should be taken.   Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined. (See Note 22(a))

(b)

On January 28, 2009, Pro-Con Industries, Inc. filed a claim in the Central District of California against Petaquilla Minerals Ltd. and Petaquilla Minerals, S.A. for breach of written contract, breach of oral contract, fraud, intentional interference with economic relationship and negligent interference with economic relationship.  The claim seeks damages in excess of US$ 3,250,000 in addition to punitive damages and attorney fees.

The Company’s legal counsel is unable to provide an opinion as to either party’s chances of success as the discovery process has not yet commenced.

22.

SUBSEQUENT EVENTS

Subsequent to February 28, 2009:

(a)

On March 30, 2009, the Company closed a Convertible Senior Secured Notes financing of up to US$ 40,000,000 (“Convertible Notes”).  The Convertible Notes are convertible at a price of $2.25 per share.  The Convertible Notes will bear interest at an annual rate of fifteen percent (15%), of which the first twelve months shall be prepaid in full at the time of issuance of the Convertible Notes.  The Convertible Notes will mature two years from date of issuance at 110% of the principal amount.  The Company is required to make semi-annual repayments on the previously issued senior secured notes commencing on September 15, 2009 and on the Convertible Notes commencing September 15, 2010  ranging from $nil to $8,000,000 depending upon the average price of gold.  The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest on the Convertible Notes. If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Holders of the previously issued Series 1, Series B and Series C notes were offered to exchange amounts due upon maturity of their existing notes and participate pro-rata in the Convertible Notes offering up to a maximum of US$ 24,187,083.  The remaining proceeds of the private placement will be used for the continued commissioning of the Molejon Gold Project located in Panama and for working capital purposes.  Holders of the Series 1 notes representing 11,984 notes (US$ 11,983,812) have agreed not to exercise their put right until June 1, 2010.  In addition, the Company has agreed to reduce the exercise price of 23,836,800 warrants from $2.30 per share to $0.65 per share.  Under the revised terms of the warrants, if the common shares of the Company trade at a weighted average trading price of $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

PETAQUILLA MINERALS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited, expressed in Canadian Dollars)

August 31, 2008 and July 31, 2007

22.

SUBSEQUENT EVENTS (continued)

(b)

On March 10, 2009, the Supreme Court of the Republic of Panama issued a statement regarding a fine that ANAM had sought to enforce upon the Company.   By way of Resolution Nº AG-0975-2008 of November 13, 2008 (the “Resolution”), ANAM had levied a fine of US$ 1,934,695 upon the Company for the alleged violation of certain regulations that fall under its mandate.  In its decision, the Supreme Court suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. (See Note 21(a))

(c)

The Company issued 100,000 stock options and cancelled 37,500 stock options.

PETAQUILLA MINERALS LTD.

For Quarter Ended Report – February 28, 2009

Management Discussion and Analysis

Of Results of Operations and Financial Condition

For periods ended February 28, 2009 and January 31, 2008

PETAQUILLA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Petaquilla Minerals Ltd. (“PTQ” or the “Company”) reports the financial results for the nine months ended February 28, 2009, which have been prepared on the basis of available information up to April 1, 2009. Management’s Discussion and Analysis should be read in conjunction with the unaudited consolidated financial statements and related notes for the nine months ended February 28, 2009 and nine months ended January 31, 2008, and with the audited consolidated financial statements and related notes thereto of the Company, as at and for the 13 month period ended May 31, 2008.

Management’s discussion and analysis provides a review of the performance of PTQ’s business and compares its performance for the nine months ended February 28, 2009, with the nine months ended January 31 of the prior year.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations.  There is no guarantee of future performance, since actual results could vary based on factors and barriers beyond management control.

FORWARD-LOOKING STATEMENTS

Certain information regarding PTQ as set forth in the MD&A, including management’s assessment of PTQ’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of management, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, lack of qualified personnel or management, stock market volatility and the inability to access sufficient capital from external or internal sources. Actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits PTQ will derive there from.

OVERALL PERFORMANCE

Business Overview

PTQ is a Canadian-based gold exploration and development company with its development activities located solely in Panama.

PTQ’s growth strategy has been to establish a gold production base from the development of its 100% owned Molejon deposit located within the Petaquilla Concession.  In addition, PTQ plans to continue to evaluate gold development projects and/or related production possibilities by means of internal development of its mineral assets or growth through acquisition or merger of assets with companies having either production or advanced development stage gold and/or copper projects.

Significant Accomplishments

Molejon Gold Deposit Project

•

All equipment relating to the electrical and mechanical components of the processing facility has been received.

•

Emergency tailings pond has been completed.

•

Civil work has been completed.

•

The first circuit is complete.  The second circuit work connection of all equipment and tanks is underway with anticipated completion in the Company’s fourth quarter.

•

Waste dumps and pre-stripping activities have commenced.

•

Road access for the starter pit is complete.

•

Construction of the bridge connecting the mine to the plant is now complete.

•

All work related to the CIP tanks has been completed. The support structure for the agitation mechanism for the leaching tanks has been completed.

•

Construction of mill feed bins is 90% complete.

•

The general warehouse, ADR and refinery have been completed.

•

Metallurgy lab equipment is now on site and the structure is complete.

•

Earth movement for tailings pond #2 is 90% complete.

•

Approval of the environmental impact study has been received.

Senior secured notes financing

•

The second and third tranche financing of the senior secured notes has been completed for gross proceeds of US$ 27,750,000.

•

The Company redeemed 36,032.376 Notes at 120% of their principal value for a total payment of $44,890,576 (US$ 43,238,852).

•

The supplemental tranche financing of the senior secured notes has been completed for gross  proceeds of US$ 20,000,000

•

The Company commenced negotiations with lenders related to additional financing (see Subsequent Events section).

Disposal of Petaquilla Copper Ltd common shares

•

The Company disposed of its 20,418,565 common shares of Copper to Inmet Mining Corporation at a price of $2.20 per common share, for proceeds of $44,921,043.

Environmental Impact Study Approval

On November 26, 2008, the Autoridad Nacional del Ambiente (“ANAM”), the environmental agency of the Government of the Republic of Panama, issued a Resolution approving the Company’s Environmental Impact Study Category III (the “EIS”).  The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production of the Molejon Gold Mine in Panama.  On detailed review of the Resolution, it became apparent that some conditions are not applicable to the Molejon operation, and others have already been satisfied by the Company.  The Company therefore established a working group to cooperate with ANAM to ensure that all conditions are satisfied or waived, so that full commercial production in 2009 will take place without delay.

During the current period, the Company has been subject to regular inspections confirming its full compliance with the applicable environmental regulations.  Petaquilla Gold S.A. has provided additional technical documentation on specific procedures related to the monitoring of the environmental impact on water, soil and air as well as various studies on health and migration of populations within the area of influence of the mine project, fully complying with the conditions defined by ANAM for readiness for commercial production.  Accordingly, the Company expects to initiate full production as soon as the technical pre-production testing is completed which is expected to occur at or about the same time as approval from ANAM is obtained.

Several meetings have been held with ANAM personnel and ANAM’s appointed independent ITS Consulting and EnviroLAB Laboratories to establish a routine of regular environmental inspections.  The Company has retained SGS Panama Control Services Inc., part of the Swiss group SGS – Société Générale de Surveillance, for the process of certification to the international standards on Environmental Management, ISO 14001 and Safety and Occupational Health, OHSAS 18001.

 Mill Commissioning and Production

The Company announced wet commissioning on November 28th, 2008, after initiating a pre-production test program, progressively bringing online some of the critical process equipment.  During the current period, 18,000 tons of low grade ore were used to test the “mine to plant” feed circuitry.  Such tests met the requirements of a technical covenant related to the senior note financing.

Subsequent pre-production stages will include the completion of phase 1 of the tailings infrastructure and the additional availability of ball mills and crushing plant.   Full commissioning is expected to occur in June 2009 upon reaching a stabilized production process of 4,000 ounces per month.

The Company is suspending its guidance provided in its November 3, 2008, press release regarding production targets and costs of production until production levels have stabilized, at which time revised guidance will be provided.

RESULTS OF OPERATIONS – FOR THE NINE MONTHS ENDED FEBRUARY 28, 2009 COMPARED TO THE NINE MONTHS ENDED JANUARY 31, 2008

PTQ’s interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and all amounts are expressed in Canadian dollars unless otherwise indicated.

The operating results of PTQ reflect its ongoing administrative costs, net of interest and other income. PTQ does not have any operating mining assets.  However, significant development work is underway on the Molejon gold deposit with a present targeted production start up before the end of fiscal 2009.

Other income (expense)

In the nine months ended February 28, 2009, other income decreased by $21,379,743 to $(674,945) compared to $20,704,798 in the nine months ended January 31, 2008.  The decrease in other income is largely due to:

•

A loss of $26,712,889 resulting from an increase in the fair value of the senior secured notes due to mark to market accounting, a change in the discount rate on the Notes from 26.65% to 20.58% as at February 28, 2009, and the partial redemption of Notes during the nine months ended February 28, 2009 compared to $nil for the nine months ended January 31, 2008.

•

A dilution gain of $1,804,750 for the nine months ended February 28, 2009 compared to $13,124,981 for the nine months ended January 31, 2008 related to the Company’s investment in PTC.  The dilution gain resulted from the difference between the Company’s carrying cost of PTC and the amount paid up for each PTC share issued.

•

A foreign exchange loss of $9,714,026 for the nine months ended February 28, 2009 compared to a foreign exchange gain of $1,762,135 for the nine months ended January 31, 2008.  This primarily resulted from the significant decrease in the Canadian dollar impacting the majority of the Company’s liabilities which are denominated in United States dollars coupled with a significant increase in U.S. denominated liabilities (senior secured notes).

•

A one time transfer of intellectual property for proceeds of $4,587,320 during the nine months ended January 31, 2008 compared to $nil for the nine months ended February 28, 2009.

These decreases in other income were partially offset by:

•

An equity loss of $1,901,051 for the nine months ended February 28, 2009 compared to $3,810,029 for the nine months ended January 31, 2008 related to the Company’s investment in PTC.  The equity loss reflects the Company’s portion of the losses that are attributed to its percentage ownership in PTC.

•

A gain on sale of Petaquilla Copper Ltd. shares of $35,564,723 for the nine months ended February 28, 2009 compared to $4,697,182 for the nine months ended January 31, 2008.

Expenses

Expenses for the nine months ended February 28, 2009, increased by $346,139 to $13,403,926 compared to $13,057,787 for the nine months ended January 31, 2008.  The increase in expenses is primarily due to:

•

An increase in debt issuance costs of $4,419,474.   During the nine months ended February 28, 2009, the Company incurred debt issuance costs of $4,419,474 compared to $nil for the nine months ended January 31, 2008 as a result of the issuance of the second, third and supplemental tranche of the senior secured notes financing.  No notes were issued during the comparative period.

•

An increase in wages and benefits of $1,359,388.  During the nine months ended February 28, 2009, the Company incurred $2,847,599 in wages and benefits compared to $1,488,211 for the nine months ended January 31, 2008 due to an increase in senior management and office staff.

•

An increase in accounting and legal costs of $929,081.  During the nine months ended February 28, 2009 the Company incurred $1,642,951 in accounting and legal costs compared to $713,870 for the nine months ended January 31, 2008 due to higher audit fees relating to the Company’s year end audit as well as legal costs incurred in relation to the issues surrounding environmental permitting.

•

An increase in exploration costs of $175,322.  During the nine months ended February 28, 2009, the Company incurred $175,322 in exploration costs compared to $nil for the nine months ended January 31, 2008 due to the commencement of an exploration program for the Oro del Norte property near the Caribbean coast.

•

An increase in travel costs of $123,867.  During the nine months ended February 28, 2009, the Company incurred $934,789 in travel costs compared to $810,922 for the nine months ended January 31, 2008 due to financing activities and senior management and directors’ meetings in Panama.

The increases in expenses were partially offset by:

•

A decrease of $4,971,119 in stock-based compensation.  Stock-based compensation, a non-cash expense, is $113,837 for the nine months ended February 30, 2008 compared to $5,084,956 for the nine months ended January 31, 2008.  This decrease is due to a lower number of options vesting during the period as well as a reversal of stock-based compensation expense recorded in prior periods due to the cancellation of certain stock options in the current period.

•

A decrease of $931,733 in office administration.  During the nine months ended February 28, 2009, the Company incurred $1,255,872 in office administration compared to $2,187,605 for the nine months ended January 31, 2008. The decrease is due to the sharing of administrative costs with Petaquilla Copper Ltd. during the first two quarters.

•

A decrease of $404,816 in consulting fees.  During the nine months ended February 28, 2009, the Company incurred $326,990 in consulting fees compared to $731,806 for the nine months ended January 31, 2008.  The decrease is due to fewer consultants being utilized during the period as the Company’s efforts were focused on completion of the processing mill.

•

A decrease of $504,291 in amortization.  During the nine months ended February 28, 2009 the Company recorded $283,096 in amortization compared to $787,387 for the nine months ended January 31, 2008 due to certain operating assets being sold in the second quarter of fiscal 2008 to PTC.

Net loss and comprehensive loss for the nine months ended February 28, 2009 was $14,078,871 or $0.15    per basic and diluted share compared to net income and comprehensive income of $7,647,011 or earnings of $0.08 per basic and diluted share for the nine months ended January 31, 2008.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $6,698,715 from continuing operating activities in the nine months ended February 28, 2009.  Operating activities for the nine-month period ended January 31, 2008 resulted in a cash outflow of $5,483,758.

Financing Activities

Proceeds from issuance of senior secured notes were $49,581,000 for the nine months ended February 28, 2009 compared to $nil in the nine-month period ended January 31, 2008.  Redemption of senior secured notes was $44,920,843 in the nine months ended February 28, 2009 compared to $nil in the nine-month period ended January 31, 2008.  For the nine months ended February 28, 2009, advances from Petaquilla Copper Ltd. of $nil compared to $9,861,742 for the nine-month period ended January 31, 2008.   During the nine months ended February 28, 2009, the issuance of capital stock resulted in net proceeds of $40,995 compared to $13,164,784 for the nine month period ended January 31, 2008. Prepaid interest on the senior secured notes was $7,437,150 compared to $nil in the nine month period ended January 31, 2008.  Repayment of the bank overdraft was $2,087,820 during the nine months ended February 28, 2009 compared to $nil in the nine-month period ended January 31, 2008.  Debt issuance costs for the nine months ended February 28, 2009 were $4,419,474 compared to $nil in the nine month period ended January 31, 2008.  Net repayments of capital leases and long term debt were $2,152,329 for the nine months ended February 28, 2009 compared to proceeds of $7,956,630 in the comparable period of the prior year.  Share issuance costs of $nil were incurred during the nine months ended February 28, 2009 compared to $676,438 for the nine month period ended January 31, 2008.

Investing Activities

During the nine months ended February 28, 2009, the Company received $44,920,843 from the sale of Petaquilla Copper Ltd shares compared to $nil in the nine months ended January 31, 2008.

Mineral Property Development

Molejon Gold Deposit

The Company spent $28,880,203 on mineral property costs during the nine months ended February 28, 2009 compared to $15,756,089 during the nine months ended January 31, 2008.  Cash expenditure is solely related to completion of the processing mill and the mine.

During the nine months ended February 28, 2009, $1,802,448 was spent on mining equipment, milling equipment, computer software and office equipment, compared to $15,745,389 during the nine months ended January 31, 2008, reflecting the change towards the gold pre-production phase of the project in the current period.

During the nine months ended January 31, 2008, the Company received an advance payment of $4,387,705 for electric generation, rental of a drill machine and aggregate for construction to be provided to PTC over a period of three years compared to $nil for the nine months ended February 28, 2009.

During the nine months ended January 31, 2008, the Company received $4,587,320 for the transfer of intellectual property compared to $nil for the nine months ended February 28, 2009.

During the nine months ended February 28, 2009, the Company paid $1,436,358 for deposits on equipment and construction material compared to $nil for the nine months ended January 31, 2008.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED FEBRUARY 28, 2009 COMPARED TO THE THREE MONTHS ENDED JANUARY 31, 2008

Other income (expense)

During the three months ended February 28, 2009, other income decreased by $23,417,770 to $ (10,443,102) compared to $12,974,668 for the three months ended January 31, 2008.  The decrease in other income is due to:

•

A loss of $8,562,202 resulting from an increase in the fair value of the senior secured notes due to mark to market accounting as well as a change in the discount rate on the Notes from 26.65% to 20.58% as at February 28, 2009 compared to $nil for the three months ended January 31, 2008.

•

A gain of $4,697,182 on the transfer of PTC shares back to PTC as settlement of the amount owing to PTC for the three months ended January 31, 2008 compared to $nil for the three months ended February 28, 2009.

•

A gain on dilution of the equity investment in PTC of $4,654,852 for the three months ended January 31, 2008 compared to $nil for the  three months ended February 28, 2009 as shares in PTC were sold in the second quarter of 2009.  The dilution gain resulted from the difference between the Company’s carrying cost of PTC and the amount paid up for each PTC share issued.

•

A one time transfer of intellectual property for proceeds of $4,587,320 during the three months ended January 31, 2008 compared to $nil for the three months ended February 28, 2009.

•

A foreign exchange loss of $ 1,952,027 for the three months ended February 28, 2009 compared to a foreign exchange gain of $396,748 for the three months ended January 31, 2008.  This primarily resulted from a significant decrease in the Canadian dollar affecting the valuation of the Company’s liabilities which are predominantly denominated in United States dollars coupled with a significant increase in U.S. denominated liabilities (senior secured notes).

The above decreases were partially offset by:

•

An equity loss of $nil for the three months ended February 28, 2009 compared to $1,244,830 for the three months ended January 31, 2008 related to the Company’s investment in PTC.  The equity loss reflects the Company’s portion of the losses that are attributed to its percentage ownership in PTC.

•

A decrease in asset usage fees of $241,048.  During the three months ended February 28, 2009, asset usage fees were $697 compared to $241,745 for the nine month period ended January 31, 2008.

Expenses

Expenses for the three months ended February 28, 2009, increased by $829,168 to $3,667,308 compared with $2,838,140 for the three months ended January 31, 2008.  The increase in expenses is primarily due to:

•

An increase in wages and benefits of $815,372.  During the three months ended February 28 2009, the Company incurred $1,300,909 in wages and benefits compared to $485,537 for the three months ended January 31, 2008 due to an increase in senior management and office staff.

•

An increase in accounting and legal costs of $593,390.  During the three months ended February 28, 2009, the Company incurred $750,122 in accounting and legal costs compared to $156,732 for the three months ended January 31, 2008 due to higher audit fees relating to the Company’s year end audit as well as legal costs incurred in relation to the issues surrounding environmental permitting.

•

An increase in office administration of $351,287.  During the three months ended February 28, 2009, the Company incurred $734,199 in office administration compared to $382,912 for the three months ended January 31, 2008.  The increase is due to an increase in property and liability insurance related to the commissioning of the mill and startup of operations and an increase in administrative activities related to the startup of operations.

•

An increase in exploration costs of $175,322.  During the nine months ended February 28, 2009, the Company incurred $175,322 in exploration costs compared to $nil for the nine months ended January 31, 2008 due to the commencement of an exploration program for the Oro del Norte property near the Caribbean coast.

•

An increase in investor relations and shareholder information of $173,575.  During the three months ended February 28, 2009, the Company incurred $516,706 in investor relations and shareholder information compared to $343,131 for the three months ended January 31, 2008 due to increase activity in the current period.

The above increases were offset by the following:

•

A reduction in stock-based compensation expense of $1,416,812. During the three months ended February 28, 2009, the Company recorded a recovery of stock-based compensation of $636,549 compared to stock-based compensation expense of $780,263 for the three months ended January 31, 2008.  The recovery was related to the cancellation of certain options during the current period which had been expensed in prior periods as well as a decrease in the number of options vesting during the current period.

Net loss and comprehensive loss for the three months ended February 28, 2009 was $14,110,410 or $0.15 per basic and diluted share compared to a net income and comprehensive income of $10,136,528 or earnings of $0.11 per basic share and $0.10 per diluted share for the three months ended January 31, 2008.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by interest and other income and changes in non-cash working capital resulted in a cash outflow of $2,757,923 from continuing operating activities for the three months ended February 28, 2009.  Operating activities for the three-month period ended January 31, 2008 resulted in cash outflows of $2,115,110.

Financing Activities

During the three months ended February 28, 2009, the issuance of capital stock resulted in net proceeds of $nil compared to $3,584,570 for the three-month period ended January 31, 2008.  Total repayments of capital leases and long term debt totaled $819,053 compared to proceeds of $434,850 for the comparable period of the prior year.  Share issuance costs of $nil were incurred during the three months ended February 28, 2009 compared to $422,745 for the three-month period ended January 31, 2008.  Advances from Petaquilla Copper Ltd. of $nil for the three months ended February 28, 2009 compared to $187,715 for the three-month period ended January 31, 2008.

Mineral Property Development Agreements

Molejon Gold Deposit

The Company spent $9,673,485 on mineral property costs during the three months ended February 28, 2009 compared to $2,346,309 during the three months ended January 31, 2008.  Cash expenditure is solely related to completion of the processing mill and the mine.

During the three months ended February 28, 2009, $571,927 was spent on milling equipment, computer software and office equipment, compared to $7,025,349 during the three months ended January 31, 2008, reflecting the change towards the gold pre-production phase of the project in the current period.

During the three months ended January 31, 2008, the Company received $4,587,320 for the transfer of intellectual property compared to $nil for the three months ended February 28, 2009.

Balance Sheet

At February 28, 2009, the Company had total assets of $131,043,701 compared with $107,482,486 at May 31, 2008.  This increase is primarily a result of proceeds received from senior secured notes, as well as equipment purchases and mineral property expenditures during the period.  The working capital deficiency at February 28, 2009 of $7,705,927 increased from a working capital deficiency of $3,692,913 at May 31, 2008.

SUMMARY OF QUARTERLY RESULTS ($)

	2009	2008	2008	2008
	Feb 28	Nov 30	Aug 31	May 31
	Q3	Q2	Q1	(4 months)

Net income (loss) from continuing operations	(14,110,410)	11,998,037	(11,966,498)	(11,991,311)

Net income (loss)	(14,110,410)	11,998,037	(11,966,498)	(11,991,311)

Earnings (loss) per share – basic	(0.15)	0.12	(0.13)	(0.13)

Earnings (loss) per share – diluted (1)	(0.15)	0.12	(0.13)	(0.13)
	2008	2007	2007	2007
	Jan 31	Oct 31	Jul 31	Apr 30
	Q3	Q2	Q1	Q5

Net loss from continuing operations	10,136,528	3,434,611	(5,924,128)	(11,370,015)

Net income (loss)	10,136,528	3,434,611	(5,924,128)	(11,370,015)

Earnings (loss) per share – basic	0.11	0.04	(0.06)	(0.14)

Earnings (loss) per share – diluted (1)	0.10	0.04	(0.06)	(0.14)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same for the quarters ended April 30, 2007, July 31, 2007, May 31, 2008, August 31, 2008 and February 28, 2009. For the quarters ended October 31, 2007, January 31, 2008 and November 30, 2008, potential share issuances pursuant to the exercise of options and warrants would be dilutive and the basic and diluted earnings per share using the treasury stock method are shown above.

LIQUIDITY AND CAPITAL RESOURCES

PTQ does not currently own, or have an interest in, any producing mineral properties and has not derived any revenues from the sale of gold or other byproducts since its inception.

As at February 28, 2009, the Company had a working capital deficiency of $7,705,927 (May 31, 2008 – working capital deficiency of $3,692,913).

On March 30, 2009, the Company closed a Convertible Senior Secured Notes financing of up to US$ 40,000,000 (“Convertible Notes”).  The Convertible Notes are convertible at a price of $2.25 per share. The Convertible Notes will bear interest at an annual rate of fifteen percent (15%), of which the first twelve months shall be prepaid in full at the time of issuance of the Convertible Notes.  The Convertible Notes will mature two years from date of issuance at 110% of the principal amount.  The Company is required to make semi-annual repayments on the senior secured notes commencing on September 15, 2009 and on the Convertible Notes commencing September 15, 2010  ranging from $nil to $8,000,000 depending upon the average price of gold.  The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest on the Convertible Notes.  If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited. Holders of the previously issued Series 1, Series B and Series C notes were offered to exchange amounts due upon maturity of their existing notes and participate pro-rata in the Convertible Notes offering up to a maximum of US$ 24,187,083.  The remaining proceeds of the private placement will be used for the continued commissioning of the Molejon Gold Project located in Panama and for working capital purposes.

The Company is not yet in production and may not achieve commercial production in the near term.  If PTQ is unable to generate positive cash flow from production activities the Company may have to raise additional funds to continue ongoing commissioning of the Molejon project and further exploration of the surrounding concessions, and to meet its operating obligations.  Management may pursue additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.

The Company deposited $31,703 with HSBC Bank to be used as collateral for the credit card used by the Company to pay ongoing travel and related costs.  The Company has pledged as security for financings a term deposit in the amount of $508,920 (US$ 400,000).  The Company is required to post a performance bond to comply with Environmental law, article 112 in Panama, and the Company has posted a term deposit for $254,460 (US$ 200,000) as a guarantee.  Also, the Company posted a term deposit for $50,892 (US$ 40,000) for a performance bond with the Ministry of Commerce and Trade in Panama

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  As previously noted, material increases or decreases in PTQ's liquidity will be substantially determined by the timing of the commencement of commercial production at the Molejon gold project.

CONTRACTUAL AND OTHER OBLIGATIONS

	Less than 1	2-3 Years	4-5 Years	More than 5
	Year			Years
Office lease	$66,240	$66,240	Nil	Nil
Capital expenditure commitment	$600,733	Nil	Nil	Nil
Equipment lease	$2,859,488	$2,660,359	Nil	Nil
Senior secured notes	Nil	$77,197,210	Nil	Nil
Operating credit line facility	$8,112,011	Nil	Nil	Nil
Long-term debt	$338,221	Nil	Nil	Nil
Asset retirement obligation	Nil	Nil	Nil	$7,920,068

CONTINGENCIES

•

On November 13, 2008, ANAM issued a Resolution purporting to fine the Company and its present and former affiliates US$1,000,000 for alleged violations of environmental laws that took place on the main Petaquilla Copper Concession in 2005 and an additional US$934,695 for damages.  On November 26, 2008, ANAM by Resolution approved the Company’s Environmental Impact Study (“EIS”) Category III for the Molejon Gold Project.  The Resolution sets out a number of conditions to be satisfied before the Company can attain full commercial production.   Based on the approval of the EIS and other issues, the Company filed for reconsideration with ANAM to have the fines reduced to nil.  The outcome of the reconsideration and the amount, if any, that may ultimately be payable by the Company cannot be determined.  Should the Company be unsuccessful in having the fines reduced to nil, the Company intends to pursue other legal means available to it to have these fines reduced to nil.

In January 2009, the Company was advised that ANAM has not accepted the Company’s request for reconsideration that the amount of the financial sanctions purportedly levied against the Company and its present and former affiliates be reduced to nil.  The Company has been advised by Panama counsel that there are several grounds on which the validity of the November 13 Resolution can be challenged.  The Company is currently assessing the situation to determine what action, if any, should be taken.  Consequently, the amount, if any, that may ultimately be payable by the Company cannot be determined. (See Subsequent Events section).

•

On January 28, 2009, Pro-Con Industries, Inc. filed a claim in the Central District of California against Petaquilla Minerals Ltd. and Petaquilla Minerals, S.A. for breach of written contract, breach of oral contract, fraud, intentional interference with economic relationship and negligent interference with economic relationship.  The claim seeks damages in excess of US $3,250,000 in addition to punitive damages and attorney fees.

The Company’s legal counsel is unable to provide an opinion as to either party’s chances of success as the discovery process has not yet commenced.

CAPITAL STOCK

At February 28, 2009, the Company had unlimited authorized common shares without par value and unlimited authorized preference shares without par value.  The Board of Directors will assign the rights and privileges to each series of preference shares upon issue.

As at February 28, 2009, an aggregate of 96,040,121 common shares were issued and outstanding of which 44,200 were repurchased.  As of April 1, 2009, 96,040,121 common shares were issued and outstanding with 44,200 common shares being held as treasury stock.

	Number of Common Shares	Amount	Contributed Surplus	Warrants
Issued
Balance as at April 30, 2007	89,876,951	$ 91,596,035	$ 12,073,149	$ 10,706,498
Non-brokered private placement, net of finders’ fees (a)	4,552,412	10,918,342	-	1,327,463
Exercise of stock options	1,055,883	3,110,114	(2,026,487)	-
Exercise of warrants	373,395	1,153,659	-	(578,617)
Share issue relating to legal settlement	100,000	261,000	-	-
Stock-based compensation	-	-	6,359,356	-
Senior secured notes warrants	-	-	-	808,327
Share issuance costs	-	(1,181,067)	-	713,326
Balance as at May 31, 2008	95,958,641	$105,858,083	$16,406,018	$12,976,997
Exercise of stock options	81,480	224,657	(183,662)
Stock-based compensation	-	-	80,806	-
Senior secured notes finders warrants cost	-	(217,587)	-	217,587
Senior secured notes warrants	-	-	-	717,059
Balance as at February 28, 2009	96,040,121	$105,865,153	$ 16,303,162	$ 13,911,643

PTQ had the following warrants outstanding as at April 1, 2009:

Number of Warrants Outstanding	Exercise Price	Expiry Date
9,424,605	$1.54	October 17, 2011
705,955	$3.50	May 8, 2009
1,120,875	$3.50	October 31, 2009
182,000	$3.50	December 20, 2009
389,000	$3.50	May 9, 2010
12,812,280	$2.30	May 21, 2013
3,972,800	$2.30	June 4, 2013
7,051,720	$2.30	July 8, 2013
35,659,235

The following summarizes information about the stock options outstanding as at April 1, 2009:

Number of Shares Outstanding	Exercise Price	Expiry Date

30,000	0.26	April 25, 2010
193,800	0.26	July 11, 2010
919,200	0.54	February 1, 2011
96,000	0.89	April 27, 2011
4,826,853	2.01	January 15, 2012
200,000	2.22	June 12, 2012
500,000	2.25	June 20, 2012
50,000	2.49	July 12, 2012
50,000	2.54	July 23, 2012
100,000	2.80	February 11, 2013
400,000	1.96	May 5, 2013
60,000	1.25	September 1, 2013
410,000	0.56	November 18, 2013
300,000	0.52	December 1, 2013
200,000	0.39	January 5, 2014
100,000	0.39	March 1, 2014
8,435,853

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the nine months ended February 28, 2009, PTQ had the following transactions with related parties:

a)

The Company paid legal fees of $200,928 (nine months ended January 31, 2008 - $53,258), financing costs of $120,664 (nine months ended January 31, 2008 - $nil) and share issue costs of $nil (nine months ended January 31, 2008 - $163,635) to a law firm controlled by an officer.

b)

The Company paid consulting fees of $3,500 (nine months ended January 31, 2008 - $61,943) to companies controlled by a director, a former director and a former officer.

c)

The Company paid wages and benefits of $174,235 (nine months ended January 31, 2008 - $139,191) to companies controlled by a director, a former director and an officer.

d)

The Company paid for goods and services of $91,749 (nine months ended January 31, 2008 - nil) to a company controlled by an officer.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the transacting parties.

SUBSEQUENT EVENTS

Subsequent to February 28, 2009:

•

On March 10, 2009, the Supreme Court of the Republic of Panama issued a statement regarding a fine that ANAM had sought to enforce upon the Company.   By way of Resolution Nº AG-0975-2008 of November 13, 2008 (the “Resolution”), ANAM had levied a fine of US$ 1,934,695 upon the Company for the alleged violation of certain regulations that fall under its mandate.  In its decision, the Supreme Court suspended the imposition of ANAM’s fine until the matter of the Company’s appeal is resolved. (See Contingencies Section).

•

On March 30, 2009, the Company closed a Convertible Senior Secured Notes financing of up to US$ 40,000,000 (“Convertible Notes”).  The Convertible Notes are convertible at a price of $2.25 per share.  The Convertible Notes will bear interest at an annual rate of fifteen percent (15%), of which the first twelve months shall be prepaid in full at the time of issuance of the Convertible Notes.  The Convertible Notes will mature two years from date of issuance at 110% of the principal amount. The Company is required to make semi-annual repayments on the previously issued senior secured notes commencing on September 15, 2009 and on the Convertible Notes commencing September 15, 2010  ranging from $nil to $8,000,000 depending upon the average price of gold.  The Company has the right to redeem the Convertible Notes at any time at 110% of the principal amount plus any accrued or unpaid interest on the Convertible Notes.  If the Convertible Notes are redeemed within one year of issuance, all prepaid interest is forfeited.  Holders of the previously issued Series 1, Series B and Series C notes were offered to exchange amounts due upon maturity of their existing notes and participate pro-rata in the Convertible Notes offering up to a maximum of US$ 24,187,083.  The remaining proceeds of the private placement will be used for the continued commissioning of the Molejon Gold Project located in Panama and for working capital purposes.  Holders of the Series 1 notes representing 11,984 notes (US$ 11,983,812) have agreed not to exercise their put right until June 1, 2010. In addition, the Company has agreed to reduce the exercise price of 23,836,800 warrants from $2.30 per share to $0.65 per share.  Under the revised terms of the warrants, if the common shares of the Company trade at a weighted average trading price of $1.00 or more per share for 30 consecutive trading days, the holders of the warrants must exercise the warrants within 30 days.

•

The company issued 100,000 stock options and cancelled 37,500 stock options.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period.  Actual results could differ from these estimates.

Significant estimates used in the preparation of the interim consolidated financial statements include, but are not limited to, recoverability of accounts receivable, investments, estimates of useful life of properties and equipment, the future cost of asset retirement obligations, amount and the likelihood of contingencies, valuation allowance for future income tax assets, accounting for stock-based compensation and warrants.

Mineral Property Costs

Acquisition costs of mineral properties, together with direct exploration and development expenditures incurred thereon, are deferred until the property to which they relate is placed into production, sold or abandoned.  The carrying values of mineral properties are, where necessary, written down to the fair value if the carrying value is not recoverable.  Costs relating to properties abandoned are written off when the decision to abandon is made.

The Company follows the cost reduction method of accounting for the receipt of property option and similar payments.  Cash and other property payments received from the Company’s exploration partners are credited to the respective property until all capitalized costs are recovered; thereafter, such payments are included in income.  Option payments are exercisable at the discretion of the optionee and are only recognized when received.  Management fees earned for the management of properties are included in income.

On an annual basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been impairment in value. In the event that management determines potential reserves to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Asset Retirement Obligations

The Company will have an obligation to reclaim its properties after the minerals have been mined from the site and will estimate the costs necessary to comply with existing reclamation standards.  These estimated costs, referred to as Asset Retirement Obligations, will be recorded as a liability at their fair values in the periods in which they occur, and, at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.  However, the Company continuously reviews its obligation in this regard.

Stock-based Compensation

The Company accounts for all stock-based payments and awards using the fair value-based method. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

Under the fair value-based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable.  The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.  The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

CHANGES IN ACCOUNTING POLICY INCLUDING INITIAL ADOPTION

During the period, the Company adopted the following accounting policy:

Inventory

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Production cost includes the cost of raw materials, direct labour, mine-site overhead expenses and depreciation and depletion of mineral properties.  Materials and supplies inventory is valued at net realizable value. Net realizable value is determined based on current replacement cost.

On June 1, 2008, the Company adopted new accounting standards related to general standards of financial statement presentation, capital disclosure and financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”).  The new CICA standards are as follows:

Section 1400, General Standards of Financial Statement Presentation

This Section specifies the requirements for assessing an entity’s ability to continue as a going concern and disclosing any material uncertainties that cast doubt on its ability to continue as a going concern.  The Company’s disclosure reflects such assessment.

Section 1535, Capital Disclosures

This Section specifies the disclosure of information that enables users of an entity’s financial statements to evaluate its objectives, policies and processes for managing capital such as qualitative information about these objectives, policies and processes for managing capital, summary quantitative data about what the entity manages as capital, whether it has complied with any capital requirements and, if it has not complied, the consequences of non-compliance. Disclosure requirements pertaining to this Section are contained in note 18 of the Interim Unaudited Notes to the Consolidated Financial Statements.

Section 3862, Financial Instruments – Disclosures

Section 3863, Financial Instruments – Presentation

These Sections replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risk arising from financial instruments and how the entity manages those risks.  Disclosure requirements pertaining to this section are contained in note 18 of the Interim Unaudited Notes to the Consolidated Financial Statements.

Accounting Policies to be Implemented Effective January 1, 2011

In January 2009, the CICA issued Handbook Sections 1582 – Business Combinations (“Section 1582”), 1601 – Consolidated Financial Statements (“Section 1601”) and 1602 – Non-controlling Interests (“Section 1602”) which replaces CICA Handbook Sections 1581 – Business Combinations and 1600 – Consolidated Financial Statements.

Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.  Early adoption of this Section is permitted.

Section 1601, together with Section 1602, establishes standards for the preparation of consolidated financial statements.  Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning June 1, 2010.  Early adoption of this Section is permitted.  If the Company chooses to early adopt any one of these Sections, the other two sections must also be adopted at the same time.

Convergence with International Financial Reporting Standards (IFRS)

In February 2008, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (IFRS) over a transitional period to be complete by 2011.  The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.  Also the United States’ Financial Accounting Standards Board and the International Accounting Standards Board have completed a joint-project on business combinations and non-controlling interests. As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and as this Canadian convergence initiative is in an early stage as of the date of these consolidated financial statements, it is premature to currently assess the impact of the Canadian initiative on the Company.

RISK AND UNCERTAINTIES

The following is a brief discussion of those distinctive or special characteristics of PTQ’s operations and industry, which may have a material impact on, or constitute risk factors in respect of PTQ’s financial performance.

The next twelve months or more will see the continuation of the ongoing development of the Molejon gold deposit. This includes planned completion of road access with related bridge crossings where needed, evaluation of the optimal short and long term power supply and access to the potential mine site, completion of the processing mill, exploration of the Company’s other concessions, commissioning of the processing mill and commencing commercial production.

Potential delays in the Development of Molejon Gold Deposit and Cost Overruns

Whilst the Molejon gold deposit development is underway, costs for required equipment remain under review and may escalate beyond original estimates.  This possible cost escalation, along with other as yet unresolved logistical and engineering issues relating to the Molejon development, all part of a standard building, construction and anticipated start up of a new mining operation, may result in significant cost experiences that differ from present day estimates.  There is no guarantee the Molejon gold project will, after more development and engineering work is completed, together with required capital equipment purchases, be an economically feasible production opportunity.

Mining Risks and Insurance

A risk analysis has as yet to be completed for the Molejon deposit.  While it is not possible to speculate on possible risks associated with an open pit mining operation in Panama, there may be as yet to be identified significant risk factors.

Any as yet to be identified risks cannot be completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on PTQ’s financial condition and results of operations.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on PTQ’s financial performance and results of operations.  PTQ carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Gold Price Volatility

PTQ’s development plans are highly sensitive to changes in the price of gold.  With the near term focus being on the Molejon gold deposit, ongoing development is highly dependent on the  gold price as it affects the ability to raise required financing.

Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rate, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.

The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institution, industrial organization and private individuals.  The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Resources and grade of deposit

Mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the present inferred resources and related grades will eventually be confirmed either in whole or in part, as measured or indicated resources.  Prolonged declines in the market price of gold may render inferred mineral resources containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce PTQ’s resources.  Should such reductions occur, PTQ could be required to delay or discontinue production plans or the development of new projects, resulting in increased net losses and reduced cash flow.  Short-term factors relating to mineral resources, such as the need for orderly sequential development of ore bodies or the processing of new or different grades, may impair the potential economic feasibility of the Molejon gold deposit.

There is a degree of uncertainty attributable to the calculation of mineralization and corresponding resource grades being mined or dedicated to future production.  Until reserves or mineralization are actually mined and processed, the quantity of mineralization and resource grades must be considered estimates only.  In addition, the quantity of resources and mineralization may vary depending on commodity prices. Any material change in quantity of resources, mineralization, grade or stripping ratio may affect the economic viability of a project.  In addition, there can be no assurance that recoveries from laboratory tests will be duplicated in tests under on-site conditions or during production.

Replacement of Mineral Resources

There are a number of uncertainties inherent in any program relating to the location of economic mineral resources, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that PTQ’s programs will yield new mineral resources to expand current inferred mineral resources.

Financing of Exploration Programs

There are inferred mineral resources on PTQ’s Molejon Project, but PTQ may carry out further exploration on this property with the objective of establishing additional economic mineral reserves.  Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by PTQ on its mineral properties will result in discoveries of commercial mineral reserves.  If PTQ’s efforts are not successful at individual properties, the expenditures at those properties will be written off.  If PTQ’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of PTQ’s properties may depend upon PTQ’s ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that PTQ will be successful in obtaining the required financing, equity financing or other means on commercially reasonable terms, or at all.  The inability of PTQ to obtain necessary financing could have a material adverse effect on PTQ’s ability to explore and develop its properties.

Government Permits

Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Molejon gold deposit, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by PTQ.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that PTQ would not proceed with the development or operation of a mine or mines.

Further development of the Molejon gold deposit to completion of construction of mill facilities and commencement and continuation of production will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of PTQ.  The duration and success of permitting efforts are contingent upon many variables not within PTQ’s control.

Political Risks

The Company’s operations are currently conducted in Panama and, as such, PTQ’s operations are exposed to political risks and uncertainties. These risks and uncertainties include but are not limited to expropriation; renegotiation or nullification of existing concessions, licenses, permits and contracts;  changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the Company’s operations or future profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on PTQ’s operations or profitability.

Environmental Protestors

There are currently no producing mines in Panama and various independent environmental groups or individuals would like to prevent the operation of mining in Panama.  The Company’s operations could be significantly disrupted or suspended by activities such as protests or blockades that may be undertaken by such groups or individuals.

Permits to Commence Commercial Production

ANAM has set out certain conditions to be met before the Company can place the Molejon Property into commercial production as a mine.  The Company has yet to satisfy all of these conditions, and discussions are underway with ANAM to arrive at a consensus on the final conditions to be met.  The Company’s position is that Ley Petaquilla takes precedence over the resolutions of ANAM, and that the Company is in compliance with Ley Petaquilla.  The Supreme Court has issued an order suspending the implementation of a fine levied in 2008 against the Company by ANAM.  There is no guarantee that ANAM will not purport to levy further fines against the Company, claiming breaches of the environmental statutes and policies of Panama, in the event that the Company proceeds to commercial production without having satisfied conditions set out by ANAM.  The Company intends to strictly comply with Ley Petaquilla, including the environmental provision thereof, and will vigorously oppose any such action by ANAM.

Procurement of Labour and Materials

The mining industry has been impacted by increased demand for critical resources such as input commodities, mining equipment, milling equipment and skilled labour.  These shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting capital expenditures and mine and mill completion.  These conditions may reoccur in the future and may have an effect on future costs of production and the achievement of production targets.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the design and maintenance of both internal control systems over financial reporting and disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Current disclosure controls include meetings with the CEO, chief financial officer and members of the board of directors and audit committee through emails, telephone conferences and informal meetings to review public disclosure.  All public disclosures are reviewed by certain members of senior management and of the board of directors and audit committee.  The board of directors has delegated duties to the chief executive officer who is primarily responsible for financial and disclosure controls.

The design of the Company’s internal control systems over financial reporting and the effectiveness of its disclosure controls and procedures were reviewed during the period ended February 28 2009, and determined not to be effective.  The audit committee has been provided information on the deficiencies.

The Company has assessed the effectiveness of its disclosure controls and procedures and the design of internal controls over financial reporting and, during the process, identified material weaknesses in internal controls.

These material weaknesses are as follows:

•

The Company does not have sufficient accounting resources at one of its subsidiaries in order to account for and apply internal control to transactions originating at the subsidiary.

•

Lack of detective and preventative controls with regard to oversight of recorded transactions at one of its operating subsidiaries

On September 1, 2008, the Company transitioned to new accounting software that resulted in appropriate system privileges to be set up for each job function.  This allowed the Company to resolve the material weakness relating to the I.T. configuration at one of its subsidiaries.

Management and the board of directors continue to work to mitigate the risk of a material misstatement.  Management has identified certain areas where it can improve process controls and intends on incorporating these changes into the controls over financial reporting over the next twelve months.  Steps have been taken to mitigate these issues as management has engaged certain specialists in a consulting role to assist on an as required basis.

CAUTIONARY NOTE TO USA READERS

As a Canadian reporting issuer corporation based in British Columbia, PTQ is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BCSC”). PTQ is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resources and mineral reserve estimates.  Further, PTQ describes mineral resources associated with its properties utilizing terminology such as ”inferred” or “indicated” which are terms recognized by Canadian regulators but not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to USA Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  PTQ may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but not recognized by the SEC.

This report may use the term “inferred resources”. USA readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence and greater uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  USA investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

ADDITIONAL INFORMATION

Additional information relating to PTQ, including news releases, financial statements and prior period MD & A filings, PTQ’s Annual Information Form, is available on SEDAR at www.sedar.com

Form 52-109F2

Certification of Interim Filings - full certificate

I, Richard Fifer, President and Chief Executive Officer of Petaquilla Minerals Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Petaquilla Minerals Ltd. (the “issuer”) for the interim period ended February 28, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on December 1, 2008, and ended on February 28, 2009, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:

April 1, 2009

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

Form 52-109F2

Certification of Interim Filings - full certificate

I, Bassam Moubarak, Chief Financial Officer of Petaquilla Minerals Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Petaquilla Minerals Ltd. (the “issuer”) for the interim period ended February 28, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design:  Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework:  The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework.

5.2

ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)

a description of the material weakness;

(b)

the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)

the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3

Limitation on scope of design:  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on December 1, 2008, and ended on February 28, 2009, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:

April 1, 2009

“Bassam Moubarak”

Bassam Moubarak, CA

Chief Financial Officer

2